UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

1847 HOLDINGS LLC
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

28252B309
(CUSIP Number)

Ellery W. Roberts 1847 Holdings LLC 590 Madison Avenue, 21st Floor New York, NY 10022 (212) 521-4052
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2020
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28252B309

1.	NAMES OF REPORTING PERSONS Ellery W. Roberts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,448,500
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,448,500
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.51%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 3,666,513 common shares of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Post-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on September 3, 2020.

CUSIP No.	28252B309

Item 1. Security and Issuer.

This statement relates to the common shares of 1847 Holdings LLC, a Delaware limited liability company (the “Issuer”), which has its principal executive offices at 590 Madison Avenue, 21st Floor, New York, NY 10022.

This statement is being filed to amend and restate the Items set forth below of the Schedule 13D previously filed with the Securities and Exchange Commission on September 9, 2020.

Item 2. Identity and Background.

(a)	The person filing this statement is Ellery W. Roberts (the “Reporting Person”).
(b)	The business address of the Reporting Person is 590 Madison Avenue, 21st Floor, New York, NY 10022.
(c)	The Reporting Person is the Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors of the Issuer, which has its principal office at 590 Madison Avenue, 21st Floor, New York, NY 10022.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On September 15, 2013, the Issuer’s subsidiary, 1847 Management Services Inc., acquired a 50% interest in each of PPI Management Group, LLC and Christals Management LLC from the Reporting Person for a purchase price of 875,000 common shares of the Issuer.

On July 2, 2014, the Issuer completed a 75-for-1 forward stock split of its outstanding common shares, increasing the Reporting Person’s holdings to 65,625,000 common shares.

On June 9, 2017, the Issuer completed a 1-for-25 reverse stock split of its outstanding common shares, decreasing the Reporting Person’s holdings to 2,625,000 common shares.

On March 12, 2020, the Reporting Person entered into an option agreement with 1847 Founders Capital LLC (“Founders”), pursuant to which the Reporting Person granted Founders an option to purchase 997,500 common shares of the Issuer held by the Reporting Person. On August 31, 2020, Founders exercised this option. As consideration, in lieu of paying the option price as set forth in the option agreement, Founders assigned to the Reporting Person all of its rights as lender under that certain Note and Unit Purchase Agreement, dated January 15, 2015, by and among 1847 Partners LLC, 1847 Class A Member LLC, 1847 Class B Member LLC, and Founders, and such other documents related thereto.

On September 25, 2020, the Reporting Person sold 179,000 common shares, at a purchase price of $3.25 per share, in a private transaction.

As a result of these transactions, the Reporting Person holds 1,448,500 common shares of the Issuer.

Item 4. Purpose of Transaction.

The securities held by the Reporting Person were acquired in connection with the transaction described in Item 3 above.

The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	28252B309

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, the Reporting Person is the beneficial owner of 1,448,500 common shares, representing 39.51% of the outstanding common shares of the Issuer. The Reporting Person does not own any other securities of the Issuer.

(b)	The Reporting Person has the sole power to vote and dispose of 1,448,500 common shares.

(c)	Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No.	28252B309

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2020

/s/ Ellery W. Roberts
Ellery W. Roberts

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